PRIMERO REPORTS FIRST QUARTER 2013 RESULTS;

RECORD QUARTERLY PRODUCTION AND EXPANSION ON-TRACK

(Please note that all dollar amounts in this news release are expressed in U.S. dollars. Refer to the first quarter 2013 management discussion and analysis (MD&A) and audited financial statements for more information.)

Toronto, Ontario, May 8, 2013 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today reported financial results for the first quarter ended March 31, 2013. The Company reported net earnings of $17.3 million ($0.18 per share) with adjusted net earnings1 of $9.4 million ($0.10 per share). Operating cash flows2 were $19.3 million ($0.20 per share). The Company also reported a strong cash position of $141.2 million as of March 31, 2013.

“Primero continues to deliver strong operating and financial results,” stated Mr. Joseph F. Conway, President and Chief Executive Officer. “During the first quarter we achieved our goal of reaching the mill’s throughput capacity of 2,150 tonnes per day, translating into the highest gold and silver production we’ve reported since acquiring San Dimas. This record production drove our strong earnings and cash flow and positioned us to take advantage of the silver spot market in April, earlier than last year. We were also focused on ensuring the timely closing of the Cerro del Gallo acquisition, and pleased that the Cerro shareholders voted overwhelmingly in favour of the transaction on April 30th, 2013. Primero shareholders will benefit with the diversification and increased production profile that the Cerro del Gallo project adds to Primero.”

First Quarter Highlights:

  Strong Earnings and Cash Flow: Adjusted net earnings of $9.4 million ($0.10 per share) and operating cash flow before working capital changes of $19.3 million ($0.20 per share);

  Record Production Continues: The highest quarterly gold and silver production since acquiring San Dimas (24,190 ounces of gold and 1.37 million ounces of silver) was achieved;

  Balance Sheet Strengthened: Cash position increased to $141.2 million at March 31, 2013, from $139.2 million at December 31, 2012, after repaying $7.8 million of debt during the quarter (total debt stands at $32.2 million);

  Awarded ESR Distinction: Primero was again awarded the Socially Responsible Business (“ESR”) distinction by Mexican Centre for Philanthropy;

  Positioned to Achieve Higher Annual Silver Sales at Spot Prices: Silver contract annual threshold achieved earlier than 2012, silver sales at spot market prices expected to be higher in 2013 than 2012;

  Cerro Acquisition on Track: Transaction expected to close at the end of May 2013, creating a diversified, high growth, competitive-cost precious metals producer in Mexico;

  Increased Reserves and Resources: 31% Increase in Probable Gold Mineral Reserves and 35% Increase in Indicated Gold Mineral Resources at December 31, 2012.

Mill Throughput Capacity Achieved During Quarter

Primero produced 27,656 gold equivalent ounces3 during the first quarter of 2013 or 24,190 ounces of gold and 1.37 million ounces of silver, 7% more and 4% more, respectively, than the same period in 2012. The increase in gold production was primarily due to 3% higher throughput of 183,811 tonnes in 2013 up from 178,523 tonnes in 2012, and 4% higher grade when comparing the same periods. The increase in silver production was due to the higher throughput, while the grade remained consistent. Gold and silver grades during the first quarter of 2013 increased by 8%, and 6%, respectively over the fourth quarter 2012.

Total cash costs4 on a gold equivalent and by-product basis in the first quarter 2013 were $719 and $589 per ounce, respectively, compared with $674 and $532 per ounce, respectively, in the first quarter 2012. Higher operating costs (mainly due to higher labour costs as a result of the introduction of long-hole mining) were partially offset by a 7% increase in gold equivalent ounces produced.

Production Drives Improved Earnings and Cash Flow

Revenues in the first quarter of 2013 were $46.3 million as a result of selling 24,736 ounces of gold at an average realized price of $1,626 per ounce, and 1.48 million ounces of silver at an average realized price of $4.12 per ounce. Revenue was $44.0 million for the same period in 2012 from selling 23,004 ounces of gold at an average realized price of $1,678 per ounce and 1.33 million ounces of silver at an average realized price of $4.08 per ounce. All of the silver ounces in the first quarters of 2013 and 2012 were sold at a fixed price pursuant to the silver purchase agreement5.

Operating cash flow before working capital changes in the first quarter of 2013 were $19.3 million ($0.20 per share), compared to $20.9 million ($0.24 per share) in 2012.

The Company earned net income of $17.3 million ($0.18 per share) for the three months ended March 31, 2013 compared with net income of $30.1 million ($0.34 per share) for the three months ended March 31, 2012. Higher revenue was offset by higher operating expenses, higher general and administrative expenses (due primarily to increased share-based payment expenses), and a foreign exchange loss in the current period as compared to a foreign exchange gain in the prior period.

Adjusted net income, which primarily excludes the impact of foreign exchange rate changes on deferred tax balances, was $9.4 million ($0.10 per share) for the first quarter 2013, compared with $18.8 million ($0.21 per share) for the same period in 2012.

Cash Position Continues to Grow

The Company’s cash position increased to $141.2 million at March 31, 2013 (after paying a $7.8 million excess free cash flow payment in relation to the promissory note held by a subsidiary of Goldcorp Inc.) from the December 31, 2012 balance of $139.2 million. The Company continues to invest in organic growth while building on its balance sheet strength.

Capital expenditures during the first quarter 2013 totaled $8.7 million. In 2013, capital expenditures are expected to total approximately $42 million excluding capitalized exploration expenses of $15 million.

With its cash balance and anticipated cash flows, Primero management believe it is fully funded to expand production at San Dimas and build the Cerro del Gallo project while remaining well positioned to take advantage of strategic growth opportunities.

Outlook for 2013

Primero maintains its production guidance of between 120,000 and 130,000 gold equivalent ounces, an increase of up to 17% over 2012, based on higher throughput at slightly higher grades. Cash costs for 2013 are expected to be in the range of $620 to $640 per gold equivalent ounce or between $280 and $300 per gold ounce on a byproduct basis, similar to or below 2012 cash costs.

Primero’s 2013 outlook is summarized in the following table:

Outlook 2013
Attributable gold equivalent production[3] (gold equivalent ounces)	120,000-130,000
Gold production (ounces)	90,000-100,000
Silver production[5] (ounces)	6,000,000-6,500,000
Silver sales at spot prices[5] (ounces)	900,000-1,000,000
Total cash costs[4] (per gold equivalent ounce)	$620 - $640
Total cash costs[4] - by-product (per gold ounce)	$280 - $300
Capital Expenditures ($ millions)	$42
Exploration Expenditures ($ millions)	$15

Material assumptions used to forecast total cash costs for 2013 include: an average gold price of $1,700 per ounce; an average silver price of $8.52 per ounce (calculated using the silver agreement contract price of $4.12 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $30 per ounce); and foreign exchange rates of 1.00 Canadian dollars and 13 Mexican pesos to the US dollar. Based on current spot prices the 2013 outlook would not change meaningfully, except by-product cash-costs, which would increase as a result of lower by-product credits.

Reserves and Resources Increase

On March 26, 2013 the Company announced 2012 year-end Mineral Reserves and Mineral Resources for its San Dimas mine. The Company reported that Probable Gold Mineral Reserves increased 31% over year-end 2011, to 660,400 ounces, or 19% on a per share basis and that Indicated Gold Resources increased 35% over year- end 2011 to 779,600 ounces (inclusive of Mineral Reserves).

Classification	Tonnage	Gold Grade	Silver Grade	Contained Gold	Contained
	(million tonnes)	(g/t)	(g/t)	(000 ounces)	Silver
					(000 ounces)
Mineral Reserves
Probable	4.579	4.5	267	660	39,377
Mineral Resources
Indicated	3.748	6.5	389	780	46,877
Inferred	6.144	3.9	327	762	64,637

Notes to Mineral Reserve Statement:

1.

Cutoff grade of 2.4 grams per tonne (”g/t”) gold equivalent (“AuEq”) based on total operating cost of US$104.73/t. Metal prices assumed are gold US$1,400 per troy ounce and silver US$25 per troy ounce. Silver supply contract obligations have been referenced in determining overall vein reserve estimate viability.

2.	Processing recovery factors for gold and silver of 97% and 94% assumed.
3.	Exchange rate assumed is 13 pesos/US$1.00.
4.	The Mineral Reserve estimates were prepared by Mr. Herbert A. Smith P.Eng. of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of National Instrument 43-101 (“NI 43-101”).

Notes to Mineral Resource Statement:

1.	Mineral Resources are total and include those resources converted to Mineral Reserves.
2.	A 2.0g/t Au Eq cutoff grade is applied and the AuEq is calculated at a gold price of US$1,625 per troy ounce and a silver price of US$25 per troy ounce.
3.	A constant bulk density of 2.7 tonnes/m3 has been used.
4.	The Mineral Resource estimates were prepared by Mr. Rodney Webster MAusIMM, MAIG and Mr. J. Morton Shannon P.Geo., both of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of NI 43-101.

As at December 31, 2012, the Company added 246,623 ounces of gold to the Probable Mineral Reserves, before depleting 91,697 ounces during the year. This equates to replacing the 12 month gold depletion by 269%.

There is significant exploration potential at San Dimas beyond the stated Mineral Resources and Mineral Reserves. The scale of the identified targets was not thoroughly reviewed at December 31, 2012, but is expected to remain in the order of 6-10 million tonnes at grade ranges of 3-5 grams per tonne of gold and 200-400 grams per tonne of silver, as estimated at December 31, 2011. This potential mineralization has been estimated by Primero from geological and grade modeling. It should be noted that these targets are conceptual in nature. There has been insufficient exploration to define an associated Mineral Resource and it is uncertain if further exploration will result in the targets being delineated as a Mineral Resource.

Expansion to 2,500 TPD On-Track for Q1 2014

The Company’s expansion of the San Dimas mill from 2,150 tonnes per day (“TPD”) to 2,500 TPD is expected to be completed by the end of Q4 2013. Mine development to feed the mill at the expected capacity remains on track to be complete in Q1 2014.

The Company has successfully increased mill throughput to an average 2,042 TPD in the first quarter of 2013, with the mill operating at 2,169 TPD in March, slightly above its current nameplate capacity of 2,150 TPD.

Construction of the mill circuit expansion began in October 2012, and is progressing on plan. Key components of the expansion are on-site, including the third ball mill and an additional tailings pump. The Company spent $0.9 million on the mill circuit expansion during the first quarter of 2013.

Cerro Del Gallo Acquisition Approved by Cerro Shareholders

On April 30, 2013 Cerro Resources NL ("Cerro") shareholders voted to approve the acquisition of Cerro by the Company, resulting in 69.2% ownership of the Cerro del Gallo project. The scheme of arrangement is expected to close at the end of May 2013.

The addition of the Cerro del Gallo project is expected to increase the Company’s near-term production by approximately 95,000 gold equivalent ounces per year6,7. It will also double Primero’s reserves and triple its measured and indicated resources7. The first production from Cerro del Gallo is expected to occur in mid-20156. The Company estimates that its production will nearly double to over 250,000 gold equivalent ounces in 20166,7.

Assuming the acquisition closes at the end of May 2013 as expected, Primero estimates 2013 capital expenditures of between $50 and $60 million on the Cerro del Gallo project.

Social Responsibility Award

In April 2013, the Company was proud to again be granted the Empresa Socialmente Responsable (“ESR”) award by the Mexican Center for Philanthropy (CEMEFI) and the Alliance for Corporate Social Responsibility (AliaRSE). The ESR award is given to companies operating in Mexico that are committed to sustainable economic, social and environmental operations in all areas of corporate life, including business ethics, involvement with the community and preservation of the environment.

Conference Call and Webcast Details

The Company's senior management will host a conference call today, Wednesday, May 8, 2013 at 11:00 a.m. EDT to discuss the first quarter operating and financial results.

Participants may join the call by dialing North America toll free 1-855-410-0553 or 1-646-583-7389 for calls outside Canada and the U.S., and entering the participant passcode 956408#.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here:

http://event.onlineseminarsolutions.com/r.htm?e=604844&s=1&k=AC3908F148CB41889439DAA2D3382B32

A recorded playback of the Q1 2013 results call will be available until June 8, 2013 by dialing 1-855-410-0556 or 646-583-7395 and entering the call back passcode 337298#.

This release should be read in conjunction with Primero’s first quarter 2013 financial statements and MD&A report on the Company's website, www.primeromining.com, in the “Financial Reports” section under “Investors”, or on the SEDAR website at www.sedar.com, or on the Edgar website www.sec.gov.

(1) Adjusted net income and adjusted net income (loss) per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance.

Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the first quarter 2013 MD&A for a reconciliation of adjusted net income (loss) to reported net income (loss).

(2) “Operating cash flow” is operating cash flow before working capital changes. This and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company’s ability to generate cash flow from its mining operations. See the first quarter 2013 MD&A for a reconciliation of operating cash flows to GAAP.

(3) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the first quarter 2013 was based on realized prices of $1,626 per ounce of gold and $4.12 per ounce of silver. The ratio used for the 2013 guidance projection was based on estimated average prices of $1,700 per ounce of gold and $8.52 per ounce of silver.

(4) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce is defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a byproduct basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the first quarter 2013 MD&A for a reconciliation of total cash costs to reported operating expenses (the nearest GAAP measure).

(5) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.12 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(6) Assuming the successful closing of the Cerro Del Gallo acquisition as announced by the Company on December 12, 2012 in the news release “Primero to Acquire Cerro Del Gallo”, available on the Company’s website www.primeromining.com or Sedar www.sedar.com and that it begins production in mid-2015 in addition to the successful expansion of San Dimas to over 160,000 gold equivalent ounces per annum.

(7) Assuming Goldcorp Inc.’s 30.8% position in Cerro Del Gallo is diluted to a net profit interest and that resources include reserves. Primero has filed a technical report under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) entitled “Technical Report, First Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato, Mexico” (the “Technical Report”) with an effective date of May 11, 2012.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “is possible”, “budget”, “scheduled”, “estimates”, “continues to”, “remains”, “to be”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will benefit”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s ability to deliver strong operating and financial results, the level of gold equivalent production at San Dimas; the realization of silver sales at spot prices; the amount of gold equivalent ounces production in 2013, the cash costs for 2013; the capital expenditures in 2013; the pending acquisition of the Cerro del Gallo asset and the amount and timing of anticipated production from that asset; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets; the ability to generate significant free cash flow while repaying debt and also internally funding future growth; the expansion initiatives of the San Dimas mine and mill; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release including in the footnotes; that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; that the Company will sell some of its silver production at spot prices in 2013; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that all required approvals are obtained and there are no significant disruptions in the closing of the transaction with Cerro; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; or generate significant free cash flow, the Company may not be able to expand production at San Dimas, or close the acquisition of the Cerro del Gallo asset or develop it to realize anticipated production levels, Goldcorp’s interest in the Cerro del Gallo project may not be diluted to a net profit interest, the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the expansion initiatives may not be completed or provide the benefits as anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL & OPERATING RESULTS

(in thousands of United States dollars, except per share and per ounce amounts - unaudited)

SUMMARIZED FINANCIAL DATA

	Three months ended
	31-M ar-13	31-M ar-12
Operating Data
Tonnes of ore milled	183,811	178,523
Produced
Gold equivalent (ounces)	27,656	25,793
Gold (ounces)	24,190	22,588
Silver (million ounces)	1.37	1.32
Sold
Gold equivalent (ounces)	28,474	26,229
Gold (ounces)	24,736	23,004
Silver (million ounces)	1.48	1.33
Average realized prices
Gold ($/ounce)	$1,626	$1,678
Silver ($/ounce)¹	$4.12	$4.08
Total cash costs (per gold ounce)
Gold equivalent basis	$719	$674
By-product basis	$589	$532

Financial Data		(Restated)
(in thousands of US dollars except per share amounts)
Revenues	46,321	44,004
Earnings from mine operations	15,706	18,662
Net income	17,325	30,143
Basic income per share	0.18	0.34
Diluted income per share	0.18	0.31
Operating cash flows before working capital changes	19,309	20,944
Assets
Mining interests	497,300	486,606
Total assets	692,015	636,210
Liabilities
Long-term liabilities	48,745	52,196
Total liabilities	101,675	117,343
Equity	590,340	518,867
Weighted average shares outstanding (basic)(000's)	97,251,956	88,259,831
Weighted average shares outstanding (diluted)(000's)	98,034,449	96,705,098

SUMMARIZED OPERATING DATA

	Three months ended
	31-M ar-13	31-Dec-12	30-Sep-12	30-Jun-12	31-M ar-12
Operating Data
Tonnes of ore milled	183,811	190,073	177,926	174,742	178,523
Average mill head grade (grams/tonne)
Gold	4.20	3.90	3.40	4.25	4.05
Silver	242	228	210	256	242
Average recovery rate (% )
Gold	98%	97%	97%	97%	97%
Silver	96%	95%	95%	95%	95%
Produced
Gold equivalent (ounces)	27,656	26,310	25,582	33,598	25,793
Gold (ounces)	24,190	23,143	18,892	23,277	22,588
Silver (million ounces)	1.37	1.32	1.14	1.36	1.32
Sold
Gold equivalent (ounces)	28,474	25,416	23,251	35,442	26,229
Gold (ounces)	24,736	22,404	17,100	24,876	23,004
Silver at fixed price (million ounces) (1)	1.48	1.25	0.80	0.92	1.33
Silver at spot (million ounces) (1)	-	-	0.25	0.47	-
Average realized price (per ounce)
Gold	$1,626	$1,715	$1,646	$1,610	$1,678
Silver (1)	$4.12	$4.12	$9.66	$12.24	$4.08
Total cash operating costs ($000s)	$19,873	$17,818	$17,872	$17,645	$17,381
Total cash costs (per gold ounce) (2)
Gold equivalent basis	$719	$677	$699	$525	$674
By-product basis	$589	$535	$363	$44	$532

(1)

Due to a silver purchase agreement originally entered into in 2004, all silver produced prior to August 6, 2010 was sold to Silver Wheaton at a fixed price. As a result of restructuring the silver purchase agreement on August 6, 2010, Primero will be able to sell some silver production at spot prices, subject to minimum threshold amounts being met[5].

(2)

Total cash costs per gold ounce on a gold equivalent and by-product basis are non-GAAP financial measures. Refer to “Non-GAAP measure – Total cash costs per gold ounce calculation” in the Company’s first quarter 2013 MD&A for a reconciliation to operating expenses.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME
THREE MONTHS ENDED MARCH 31, 2013 and 2012
(In thousands of United States dollars, except for share and per share amounts)
(Unaudited)

	Three months ended March 31,
	2013	2012
		(Restated)
	$	$
		(Note 2)

Revenue	46,321	44,004

Operating expenses	(22,463)	(18,893)
Depreciation and depletion	(8,152)	(6,449)
Total cost of sales	(30,615)	(25,342)

Earnings from mine operations	15,706	18,662
General and administrative expenses	(7,796)	(3,515)

Earnings from operations	7,910	15,147
Other expense	(327)	(89)
Foreign exchange (loss) gain	(1,360)	1,484
Finance income	111	137
Finance expense	(509)	(1,147)
Loss on derivative contracts	-	(20)

Earnings before income taxes	5,825	15,512

Income tax recovery	11,500	14,631

Net income for the period	17,325	30,143

Other comprehensive income
Exchange differences on translation of foreign operations	346	244
Total comprehensive income for the period	17,671	30,387

Basic income per share	0.18	0.34
Diluted income per share	0.18	0.31

Weighted average number of
common shares outstanding
Basic	97,251,956	88,259,831
Diluted	98,034,449	96,705,098

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
(In thousands of United States dollars)
(Unaudited)

	March 31,	December 31,
	2013	2012

	$	$

Assets
Current assets
Cash	141,246	139,244
Trade and other receivables	6,377	3,792
Taxes receivable	6,010	5,914
Prepaid expenses	8,244	4,607
Inventories	9,383	11,044
Total current assets	171,260	164,601

Non-current assets
Mining interests	497,300	496,132
Deferred tax asset	23,455	9,773
Total assets	692,015	670,506

Liabilities
Current liabilities
Trade and other payables	44,437	36,520
Taxes payable	1,386	2,209
Current portion of decommissioning liability	2,107	2,182
Current portion of long-term debt	5,000	12,786
Total current liabilities	52,930	53,697

Non-current liabilities
Taxes payable	7,532	6,055
Decommissioning liability	6,262	6,101
Long-term debt	27,214	27,214
Other long-term liabilities	7,737	5,701
Total liabilities	101,675	98,768

Equity
Share capital	458,353	456,734
Warrant reserve	34,237	34,237
Share-based payment reserve	14,432	15,120
Foreign currency translation reserve	(718)	(1,064)
Retained earnings	84,036	66,711
Total equity	590,340	571,738
Total liabilities and equity	692,015	670,506

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2013 and 2012
(In thousands Of United States dollars)
(Unaudited)

	2013	2012
	$	$

Operating activities
Earnings before income taxes	5,825	15,512
Adjustments for:
Depreciation and depletion	8,152	6,449
Payments relating to decomissioning liability	(53)	-
Share-based payments - stock option plan	56	663
Share-based payments - Phantom Share Unit Plan	4,902	(107)
Payments made under the Phantom Share Unit Plan	(650)	(229)
Loss on derivative asset	-	20
Assets written off	65	79
Unrealized foreign exchange loss (gain)	927	(1,744)
Taxes paid	(313)	(709)
Other adjustments
Finance income (disclosed in investing activities)	(111)	(137)
Finance expense	509	1,147
Cash provided by operating activities before working capital changes	19,309	20,944

Changes in non-cash working capital	(1,601)	1,442
Cash provided by operating activities	17,708	22,386

Investing activities
Expenditures on exploration and evaluation assets	(6,443)	(3,274)
Expenditures on mining interests	(2,301)	(4,587)
Interest received	111	137
Cash used in investing activities	(8,633)	(7,724)

Financing activities
Repayment of debt	(7,786)	(5,000)
Proceeds on exercise of options	875	-
Interest paid	-	(4,406)
Cash used in financing activities	(6,911)	(9,406)

Effect of foreign exchange rate changes on cash	(162)	251

Increase in cash	2,002	5,507
Cash, beginning of period	139,244	80,761
Cash, end of period	141,246	86,268